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SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2(b)*

ODYSSEY MARINE EXPLORATION INC. (Name of Issuer)

Common Stock (Title of Class of Securities)

676118102 (CUSIP Number)

October 16, 2007 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b) ☐ Rule 13d-1(c) ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 676118102	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON: Strata Capital Management LP I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
California

5	SOLE VOTING POWER
NUMBER OF	3,940,297
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING	3,940,297
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,940,297

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.3%

12	TYPE OF REPORTING PERSON*
PN

CUSIP No. 676118102	13G	Page 3 of 5 Pages

ITEM 1(a).      NAME OF ISSUER:

                         Odyssey Marine Exploration Inc.

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

5215 West Laurel Street

Tampa, FL 33607

ITEM 2(a).      NAME OF PERSON FILING:

                         This Schedule 13G is being filed on behalf of the following persons (the "Reporting Persons"):

Strata Capital Management LP.

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                         The principal business office of the Reporting Persons comprising the group filing this Schedule 13G is located at 9665 Wilshire Blvd, Suite 505, Beverly Hills, CA 90212.

ITEM 2(c).      CITIZENSHIP:

Strata Capital Management LP

a California limited partnership

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

                         This Schedule 13G is being filed with respect to the common stock, par value $0.0001 per share ("Common Stock"), of Odyssey Marine Exploration Inc. The Reporting Persons' percentage ownership of Common Stock is based on 47,388,773 shares of Common Stock being outstanding.

    As of December 31, 2007, Strata Capital Management LP beneficially owned 3,940,297shares of Common Stock of Odyssey Marine Exploration Inc.

ITEM 2(e).      CUSIP Number:

                       676118102

CUSIP No. 676118102	13G	Page 4 of 5 Pages

ITEM 3.        IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS:    One of the following

                        Not applicable as this Schedule 13G is filed pursuant to Rule 13d-1(c).

ITEM 4.        OWNERSHIP:

                        The information in items 1 and 5 through 11 on the cover pages (pp. 2 - 3) on this Schedule 13G is hereby incorporated by reference.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                        If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities check the following.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                        Not applicable.

ITEM 7.        IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                        Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:

                        Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP:

                        Not applicable.

CUSIP No. 676118102	13G	Page 5 of 5 Pages

ITEM 10.        CERTIFICATION

                        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

February __, 2008

STRATA CAPITAL MANAGEMENT LP

By:

__________________________

Name:

Title: